Exhibit 99.37

AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	3

Interim Condensed Consolidated Statements of Changes in Equity	4

Interim Condensed Consolidated Statements of Cash Flows	5-6

Notes to Interim Condensed Consolidated Financial Statements	7-20

- - - - - - - - - - - - - - - - - - -

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		March 31, 2020	December 31, 2019
	Note	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$2,332	$2,159
Trade receivables, net		738	1,108
Other assets	4	1,137	1,398
Inventories	5	264	135
Income taxes receivable		1,595	1,743
		6,066	6,543
Assets held for sale	6	-	7
TOTAL CURRENT ASSETS		6,066	6,550

NON-CURRENT ASSETS:
Property, plant and equipment, net	7	36,032	37,774
Right-of-use assets	10	5,981	6,233
Intangible assets, net		643	675
Long-term deposits and advance payments on equipment	8	1,387	1,148
Embedded derivative	9	538	476
TOTAL NON-CURRENT ASSETS		44,581	46,306

TOTAL ASSETS		$50,647	$52,856

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	9	$4,275	$874
Current maturities of lease liabilities	10	699	746
Accounts payable and accrued liabilities		2,211	2,389
TOTAL CURRENT LIABILITIES		7,185	4,009

NON-CURRENT LIABILITIES:
Long-term debt	9	11,357	14,849
Lease liabilities	10	5,053	5,717
Asset retirement provision	11	178	193
TOTAL NON-CURRENT LIABILITIES		16,588	20,759

TOTAL LIABILITIES		23,773	24,768

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	12	35,154	33,944
Accumulated deficit		(8,280)	(5,856)
TOTAL EQUITY		26,874	28,088

TOTAL LIABILITIES & EQUITY		$50,647	$52,856

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except earnings per share)

		Three months ended March 31,
	Note	2020	2019
		Unaudited
Revenues	13	$9,212	$3,629
Cost of revenues		7,917	3,417
Gross profit		1,295	212

General and administrative expenses		2,805	1,923

Operating loss		(1,510)	(1,711)
Financial income		363	25
Financial expenses		(1,385)	(320)
Loss before taxes on income		(2,532)	(2,006)

Income tax benefit		(108)	-

Net loss and total comprehensive loss		$(2,424)	$(2,006)

Attributable to:

Equity holders of the Company		$(2,424)	$(1,290)
Non-controlling interest		-	(716)

		$(2,424)	$(2,006)

Net loss per share attributable to equity holders of the Company (in U.S. dollars):

Basic and diluted loss per share	15	$(0.03)	$(0.02)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Equity attributable to equity holders of the Company
	Share capital	Obligation to issue shares	Accumulated deficit	Total	Non- controlling interest	Total equity
Balance as of January 1, 2020	$33,944	$-	$(5,856)	$28,088	$-	$28,088

Net loss and total comprehensive loss	-	-	(2,424)	(2,424)	-	(2,424)
Share-based payment	1,010	-	-	1,010	-	1,010
Exercise of warrants	200	-	-	200	-	200

Balance as of March 31, 2020 (unaudited)	$35,154	$-	$(8,280)	$26,874	$-	$26,874

Balance as of January 1, 2019	$19,812	$4,386	$(8,755)	$15,443	$5,209	$20,652

Net loss and total comprehensive loss	-	-	(1,290)	(1,290)	(716)	(2,006)
Share-based payment in legal subsidiary	-	-	-	-	111	111

Balance as of March 31, 2019 (unaudited)	$19,812	$4,386	$(10,045)	$14,153	$4,604	$18,757

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2020	2019
	Unaudited
Cash flows from operating activities:
Net loss	$(2,424)	$(2,006)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,980	1,348
Financial expenses	1,385	254
Share-based payment	1,010	111
Financial income	(588)	-
Interest and financial expenses paid	(1,057)	(151)
Provision for asset retirement and loss on disposition of property, plant and equipment	(10)	(9)
	3,720	1,553
Changes in non-cash working capital components (A)	143	263
Net cash provided by (used in) operating activities	1,439	(190)

Cash flows from investing activities:
Purchase of property, plant and equipment and intangible	(761)	(1,688)
Proceeds from sale of property, plant and equipment	7	1,293
Advance payments for equipment	(107)	(1,227)
Net cash used in investing activities	(861)	(1,622)

Cash flows from financing activities:
Issuance of warrants	-	946
Exercise of warrants	200	-
Proceeds from long-term debt, net	-	3,550
Repayment of lease liabilities	(181)	(180)
Repayment of long-term debt	(419)	(96)
Net cash provided by (used in) financing activities	(400)	4,220

Exchange rate differences on currency translation	(5)	3

Increase in cash and cash equivalents	173	2,411
Cash and cash equivalents at beginning of period	2,159	552

Cash and cash equivalents at end of period	$2,332	$2,963

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Three months ended March 31,
		2020	2019
		Unaudited
(A)	Changes in working capital components:

	Decrease in trade receivables, net	$327	$398
	Decrease (increase) in other current assets	242	(17)
	Increase in inventories	(143)	(233)
	Decrease (increase) in long-term deposits	(132)	363
	Decrease in accounts payable and accrued liabilities	(302)	(213)
	Decrease in income taxes receivable	151	15
	Decrease in liabilities held for sale	-	(50)

		$143	$263
(B)	Significant non-cash transactions:
	Purchase of property, plant and equipment financed by short-term credit	$650	$822

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

6

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: GENERAL

a.	The Company was incorporated under the Canada Business Corporations Act on October 11, 2018 and has its registered and head office located at 1376 Bayview Avenue, Suite 1, Toronto, ON M4G 3A1.

b.	These interim financial statements have been prepared in a condensed format as of March 31, 2020 and for three months then ended (“interim consolidated financial statements”). The interim condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

c.	For the three months ended March 31, 2020, the Company had a net loss of $2,424. As of March 31, 2020, the Company had negative working capital of $1,119 and an accumulated deficit of $8,280. Based on internally prepared forecasted cash flows that take into consideration what management of the Group considers reasonably possible scenarios, management believes that the Group will continue to be able to achieve positive cash flows from operations that will enable the Group to meet its obligations for at least one year from the date of the interim consolidated financial statements.

The Group is primarily engaged in the cryptocurrency mining industry, that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Group’s operations. Due to the volatility of the prices of cryptocurrencies and the effects of possible changes in the other aforementioned factors, there can be no assurance that future mining operations will be profitable.

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 is expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Backbone operating segment is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing may impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Company’s ability to maximize operational efficiency. Volta’s services are considered to be essential by government authorities and are expected to continue throughout the pandemic. The impacts of COVID-19 on the Volta operating segment are expected to reduce revenues from the sale of electrician services and parts, as well as result in longer collection periods for outstanding trade receivables, and potential increases in bad debts resulting from the economic impact of COVID-19 on existing customers. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods

7

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: GENERAL (Cont.)

d.	In these financial statements, the following terms shall have the following definitions:

1.	Bitfarms Ltd. or the Company	Bitfarms Ltd.
2.	Backbone	Backbone Hosting Solutions Inc.
3.	Volta	9159-9290 Quebec Inc.
4.	Bitfarms Ltd. pre-Arrangement	Bitfarms Ltd. (Israel)
5.	The Group	The Company and its subsidiaries
6.	BTC	Bitcoin
7.	LTC	Litecoin
8.	BVVE	Blockchain Verification and Validation Equipment

e.	These unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on June 24, 2020.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, unless otherwise stated.

a.	Basis of presentation of the financial statements:

The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

NOTE 3: OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of its business units and has operating segments as follows:

Backbone	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrency for providing these services.

Volta	Volta provides electrician services to both commercial and residential customers in Quebec.

8

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: OPERATING SEGMENTS (Cont.)

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses related to Bitfarms Ltd. (Israel) and financial expenses are managed on a group basis.

	Three months ended March 31, 2020 (Unaudited)
	Backbone	Volta	Adjustments	Total
Revenues:

External customers	$8,724	$488	$-	$9,212
Inter segment revenues	-	701	(701)	-
Total revenues	8,724	1,189	(701)	9,212

Cost of revenues	7,485	1,072	(640)	7,917

Gross profit	1,239	117	(61)	1,295
General and administrative expenses	2,582	140	-	2,722
Segment loss	$(1,343)	$(23)	$(61)	$(1,427)
Unallocated corporate expenses				83
Financial expenses, net				1,022
Loss before taxes on income				$(2,532)

b.	Reporting on operating segments:

	Three months ended March 31, 2019 (Unaudited)
	Backbone	Volta	Adjustments	Total
Revenues:

External customers	$3,000	$629	$-	$3,629

Inter segment revenues	-	529	(529)	-
Total revenues	3,000	1,158	(529)	3,629

Cost of revenues	3,034	1,013	(630)	3,417

Gross profit (loss)	(34)	145	101	212
General and administrative expenses	1,598	140	-	1,738
Segment profit (loss)	$(1,632)	$5	$101	$(1,526)
Unallocated corporate expenses				185
Financial expenses, net				295
Loss before taxes on income				$(2,006)

9

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: OTHER ASSETS

	March 31,	December 31,
	2020	2019
	Unaudited
Sales taxes receivable	$810	$398
Prepaid expenses	327	558
Electricity credit receivable	-	442
	$1,137	$1,398

NOTE 5: INVENTORIES

	March 31,	December 31,
	2020	2019
	Unaudited
Electrical components	$168	$135
Cryptocurrency inventory	96	-
	$264	$135

Details of the Company’s cryptocurrency inventory are as follows:

	March 31,	December 31,
	2020	2019
	Unaudited
Quantity of Bitcoin	15	-
Cost	$96	$-
Fair Value *	$96	$-

*	The Company based the fair value of the inventory on the prices quoted on www.coinmarketcap.com which calculates the price by taking the weighted average prices, based on volume, reported in each cryptocurrency market as at March 31, 2020. The fair value measurement is categorized as level 1 in the fair value hierarchy.

NOTE 6: ASSETS HELD FOR SALE

On May 24, 2019, the Company’s management decided to sell 2,500 Antminer L3+ and committed to carry out a plan for the sale of the equipment. As at March 31, 2020, the Company had located a purchaser and received non-refundable deposits totaling approximately $332 and has made the mining hardware available to the purchaser. The purchaser has not collected the mining hardware, which is no longer in use by the Company. The Company has deferred recognizing a gain on the disposition of the assets, as it is not reasonably certain that the transaction will be completed. The proceeds received from the purchaser have been accounted for as a liability included in accounts payable. Assets held for sale as at December 31, 2019, excluding the Antminer L3+, were sold in January 2020, for approximately their carrying amount.

10

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

a.	As of March 31, 2020 and December 31, 2019, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2020	$54,127	$9,000	$2,721	$2,415	$381	$68,644
Additions during the period	666	-	50	188	-	904
Balance as of March 31, 2020 (Unaudited)	54,793	9,000	2,771	2,603	381	69,548

Balance as of January 1, 2019	35,439	9,000	2,033	2,140	333	48,945
Additions during the period	21,967	-	688	275	73	23,003
Dispositions during the period	(3,193)	-	-	-	(25)	(3,218)
Transfer to assets held for sale	(86)	-	-	-	-	(86)
Balance as of December 31, 2019	54,127	9,000	2,721	2,415	381	68,644

Accumulated Depreciation:
Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	2,558	-	19	50	19	2,646
Balance as of March 31, 2020 (Unaudited)	31,534	-	120	1,691	171	33,516

Balance as of January 1, 2019	26,424	-	38	1,530	91	28,083
Depreciation	5,318	-	63	111	71	5,563
Dispositions during the period	(2,753)	-	-	-	(10)	(2,763)
Transfer to assets held for sale	(13)	-	-	-	-	(13)
Balance as of December 31, 2019	28,976	-	101	1,641	152	30,870

Net book value as of
March 31, 2020 (Unaudited)	$23,259	$9,000	$2,651	$912	$210	$36,032
December 31, 2019	$25,151	$9,000	$2,620	$774	$229	$37,774

b.	Further details of the quantity and models of BVVE held by the Company are as follows:

	Bitmain Antminer S9 (BTC/BCH)	Bitmain New Gen Antminers (BTC/BCH) *	Bitmain Antminer L3+ (LTC)	Innosilicon T3 & T2T (BTC/BCH)**	Canaan Avalon A10 (BTC/BCH)	Whatsminer M20S (BTC/BCH)
Balance as of January 1, 2020	15,159	2,071	400	6,543	2,490	2,470

Additions during the period	-	3	-	-	-	-

Dispositions during the period
Balance as of March 31, 2020 (Unaudited)	15,159	2,074	400	6,543	2,490	2,470

*	Includes 1,554 Antminer T15, 119 Antminer S17, 399 Antminer S15 and 2 Antminer S11
**	Includes 5,095 T3 and 1,448 T2T.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 7: PROPERTY, PLANT AND EQUIPMENT (Cont.)

In addition to the equipment details listed above, Backbone entered into profit sharing agreements with two parties to host 1,165 Antminer S9’s. The profit-sharing agreements are structured such that Backbone does not share the profits with the other parties unless minimum profitability thresholds are met. Once the profitability threshold is met, the other parties are entitled to 39% of the revenues and Backbone must pay all related electricity costs. The contracts can be terminated by either party at any time. For the three month period ended March 31, 2020, Backbone mined a total of approximately 18 Bitcoin (three month period ended March 31, 2019, 56 bitcoin) using the hosted Antminer S9’s. As at March 31, 2020, accounts payable and accrued liabilities included $13 payable to the two parties.

NOTE 8: LONG-TERM DEPOSITS AND ADVANCE PAYMENTS ON EQUIPMENT

	March 31,	December 31,
	2020	2019
	Unaudited
Security deposits for rent, energy and insurance	$1,280	$1,021
Advance payments on equipment	107	127
	$1,387	$1,148

NOTE 9: LONG-TERM DEBT

	March 31,	December 31,
	2020	2019
	Unaudited
Dominion Capital loan	$15,325	$15,084
Backbone vendor financing	100	394
Volta notes payable	104	122
Volta vendor financing	103	123
Total long-term debt	15,632	15,723
Less current maturities of long-term debt	(4,275)	(874)
Non-current maturities of long-term debt	$11,357	$14,849

12

BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 9: LONG-TERM DEBT

a.	On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). The debt facility is structured into four separate loan tranches of $5,000 per tranche. Each loan tranche was drawn down in 2019 and bears interest at 10% per annum. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end of the term of the loan tranche. The loan tranches expire in March, April, June and August of 2021.

A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month is required in repayment of the total loan tranches drawn. The monthly payments shall be applied to interest and the balance to principal, and in the event that the amount of the cryptocurrency mined is less than the amount of interest owing, such additional amounts shall be remitted such that the interest is payable in full on a current basis. The loan contains a “make-whole” clause which stipulates that the 10% interest rate is calculated on the initial principal balance of the loan tranche and does not decrease as the principal balance is repaid. The 10% interest rate is calculated over the 24-month term of each loan tranche regardless of whether the loan tranche is repaid prior to its maturity. Any unpaid interest at the earlier of the loan tranche’s early repayment, or the loan tranche’s 24-month maturity is included in the balloon payment. The loan tranches are fully secured by the assets of the Group on a first-priority basis.

Pursuant to the terms with the Lender, the Company is required to comply with certain covenants as long as any amount is outstanding. The significant covenants are to maintain a bank balance of $1,000 at all times, as well as restrictions on issuing additional debt or selling property, plant and equipment without re-investing the proceeds into new purchases of property, plant and equipment

The loan features result in a loan liability measured at amortized cost, warrants that are accounted for as an equity component and an embedded derivative measured at fair value through profit or loss.

Loan liability

The loan is measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts are determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management had to estimate Backbone’s future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. The carrying amount of the loan liability approximates its fair value. Included in financial expenses for the three months ended March 31, 2020 and 2019 are $1,229 and $44 of interest expense related to the loan.

Embedded derivative

The value of the “make-whole” clause described above will vary based on management’s projections of the timing of the loan repayment, which are based on Backbone’s cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 9: LONG-TERM DEBT (Cont.)

Key assumptions

Key assumptions used in recording the embedded derivative as of March 31, 2020, are described below. These assumptions are subject to change based on future developments and such changes could have a material effect on embedded derivative.

Revenues - Two optimistic, two pessimistic and one status quo scenario were used in estimating future bitcoin price and network difficulty, which are key factors in predicting revenues from cryptocurrency mining. Management assigned probabilities to each scenario, which were used to calculate weighted average expected outcomes. The weighted average bitcoin price and network difficulty used in the projections in order to determine the fair value of the embedded derivative were $10.9 and 1.2x10^13, respectively.

Internal hashrate - Management was required to predict the growth of the Company’s internal hashrate, one of the main revenue drivers in combination with bitcoin price and network difficulty, to predict revenues. Accordingly, management was required to make assumptions regarding the timing of all four loan tranche drawdowns as well as the pricing and availability of cryptocurrency mining hardware.

The fair value measurement is based upon level 3 inputs, as a result management has performed a sensitivity analysis using varying discount rates:

	Scenario 1	Scenario 2	Scenario 3
Discount rate	30.05%	33.05%	36.05%
Total value - asset (liability)	$(118)	$538	$1,161

As of March 31, 2020, management recognized an embedded derivative asset with a fair value of $538 (March 31, 2019 – $nil) resulting in an unrealized gain of $62 for the three months ended March 31, 2020 included in financial income (three months ended March 31, 2019 - $nil).

b.	Backbone signed an agreement to purchase BVVE in the amount of $2,000, with an outstanding balance of $100 at March 31, 2020 (December 31, 2019 - $394). According to the agreement, the aforementioned amount will be repaid in 20 equal monthly instalments commencing on June 15, 2018. A discount rate of 8% was used to calculate the present value of the installments and record the BVVE in the amount of $1,826 upon acquisition.

c.	Volta signed several agreements to purchase vehicles, with an outstanding balance of $104 (CAD $148,000) as of March 31, 2020 (December 31, 2019 - $122). Ten notes payable, bearing interest between 3.99% and 8.2% repayable in monthly instalments totaling $3(CAD $3,900) principal and interest, maturing between May 2020 and October 2025, secured by vehicles having a net carrying value of $132

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 9: LONG-TERM DEBT (Cont.)

d.	Volta received long-term vendor financing with an outstanding balance of $103 (CAD $146,000) as of March 31, 2020, bearing interest at 5%, payable by monthly instalments of $4 (CAD $5,198) principal and interest, maturing September 2022.

NOTE 10: LEASES

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and their movements during the three month period ended March 31, 2020:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2020	$6,024	$157	$52	$6,233	$6,463

Additions and extensions	(10)	-	-	(10)	(6)
Depreciation	(217)	(22)	(3)	(242)	-
Payments	-	-	-	-	(303)
Interest	-	-	-	-	122
FX gain on lease liabilities	-	-	-	-	(525)
As of March 31, 2020	$5,797	$135	$49	$5,981	$5,752

Leased premises include farming facilities as well as office locations.

NOTE 11: ASSET RETIREMENT OBLIGATION

As of March 31, 2020, the Group estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms, ranging from 3 to 10 years, to be $294, discounted to present value of $178

NOTE 12: EQUITY

Composition:

	Authorized	Issued and outstanding at
	March 31, 2020	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)
Number of shares
Common shares of no par value	Unlimited	84,620,630	83,620,630

On both January 13, 2020 and February 12, 2020 Dominion Capital exercised a combined total of 500,000 warrants to acquire 500,000 common shares resulting in proceeds of $200 being paid to the Company.

On March 11, 2020 the Company issued 500,000 common shares to the former CEO upon his resignation, see Note 16 for details.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 13: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

Revenues:

Details of the cryptocurrency mined by the Backbone operating segment and their related fair values at the time of mining are as follows:

	Three months ended March 31, 2020 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	1,087	41	-
Fair value *	8,977	3	8,980

	Three months ended March 31, 2019 (Unaudited)
	Bitcoin	Litecoin	Total $
Quantity	837	1,495	-
Fair value *	3,180	72	3,252

The above figures differ from those included in Revenues as the Company’s revenue recognition policy is to recognize revenues upon conversion of cryptocurrencies to fiat currency.

*	The Company based the fair value of the cryptocurrency mined at the time of mining on the prices quoted on www.coinmarketcap.com, which calculates the price by taking the weighted average prices, based on volume, reported in each cryptocurrency market. The fair value measurement is categorized as level 1 in the fair value hierarchy.

NOTE 14: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	March 31,	December 31,
	2020	2019
	Unaudited
Accounts receivable:
Companies controlled by directors	$-	$18
Accounts payable:
Directors’ remuneration (included in accrued liabilities)	$31	$-
Companies controlled by certain directors and consulting fees	60	15
	$91	$15
Lease liabilities:
Companies controlled by directors	$1,734	$2,000

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Amounts due to related parties, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three month period ended March 31, 2020:

1.	One of the companies in the Group made rent payments totaling approximately $108 for the three month period ended March 31, 2020 (three month period ended March 31, 2019 - $150) to companies controlled by directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	One of the companies in the Group entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $60 for the three month period ended March 31, 2020 ($100 for the three month period ended March 31, 2019).

The transactions described above were incurred in the normal course of operations. These transactions were included in consolidated statements of profit or loss and comprehensive income as follows:

	Three months ended March 31,
	2020	2019
	Unaudited
Cost of revenues	$-	$191
General and administrative expenses	60	100
Financial expenses	38	38

c.	Compensation of key management and directors:

Key management for the three months ended March 31, 2020 includes the Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer and Executive Vice President. Key management for the three months ended March 31, 2019 includes the Group’s President, Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Executive Vice President, Vice President of Operations and Vice President of Infrastructure. The remuneration paid to directors and members of key management personnel are as follows: Group’s President, Vice President of Operations and Vice President of Infrastructure

	Three months ended March 31,
	2020	2019
	Unaudited
Short-term benefits	$475	$231
Share based payments	948	111
	$1,423	$342

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 15: NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Three months ended March 31, (Unaudited)
	2020		2019
	Weighted average shares outstanding	Net loss attributable to the shareholders of the Company	Weighted average shares outstanding	Net loss attributable to the shareholders of the Company
	Number of shares (in thousands)		Number of shares (in thousands)
Total shares for the calculation of basic net loss per share	84,048	-	39,740	-
Total exchangeable shares	-	-	17,335	-
Total shares for the calculation of basic net loss per share	84,048	-	57,075	-
The effect of dilutive potential common shares	6,067	-	-	-
Total shares for the purpose of calculating diluted loss per share	90,115	-	-	-
Net loss for the calculation of basic and diluted loss per share	-	$(2,424)	57,075	$(1,290)

Earnings per share for the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31,
	2020	2019
	Unaudited
Basic and diluted loss per share	(0.03)	(0.02)

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 16: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is shown in the following table:

	Three months ended March 31,
	2020	2019
	Unaudited
Equity-settled share-based payment plans	1,010	111
Total expense arising from share-based payment transactions	1,010	111

The share-based payment transactions entered into between the Group and its employees during the three month period ended March 31, 2020 are described below.

Details of the outstanding stock options as of March 31, 2020 are as follows:

	March 31, 2020 (Unaudited)
	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1	8,345,000	0.99
Granted	-	-
Exercised	-	-
Forefeited	(147,500)	0.99
Expired	(280,000)	0.99
Outstanding, March 31, 2020	7,917,500	1.07
Exercisable, March 31, 2020	5,423,916	1.06

The weighted average contractual life of the stock options as of March 31, 2020 was 3.5 years.

On March 11, 2020, Wes Fulford resigned as Chief Executive Officer (CEO) and Director of Bitfarms and its subsidiaries. In consideration for past services rendered, the former CEO’s stock compensation agreement was modified to immediately vest all unvested stock options, extend the expiration date of 3,000,000 options from 90 days subsequent to his resignation to July 31, 2022. Furthermore, the Company granted the former CEO 500,000 common shares and modified 500,000 options to expire as of June 2020. The stock option modifications and grant of 500,000 common shares resulted in the Company recording stock compensation expense of $624.

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BITFARMS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 17: SUBSEQUENT EVENTS

Bitcoin halving event

In May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners would be reduced to approximately 900 per day.

As of the date of approval of these interim condensed consolidated financial statements the Company’s management has not observed market normalization to pre-halving profitability levels, and the future financial impact cannot yet be estimated.

Purchase of mining hardware

In May 2020, the Company purchased and paid for mining hardware with a cost of $1,900 with expected delivery in late June 2020.

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